UNITED STATES

                       SECURITIES AND EXCHANGE

                             COMMISSION Washington

                             D.C. 20549





                                 SCHEDULE 13-G/A

                   Under the Securities Exchange Act

                              of 1934 (Amendment No.

                              21)





          Name of Issuer:  MEREDITH CORPORATION

          Title of Class of Securities:  CLASS B
COMMON STOCK,
                                         PAR VALUE

          $1.00 PER SHARE CUSIP Number:  589433200

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)








*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.








The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No.  589433200             13G/A

1.     NAME OF REPORTING PERSON:  Frederick B. Henry

       S.S. IDENTIFICATION NO. OF ABOVE PERSON:  ###-##-####





2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)  [ ]
                                                           (b)  [X]
3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.A.

  NUMBER OF          5.     SOLE VOTING POWER: 0
   SHARES
BENEFICIALLY         6.     SHARED VOTING POWER: 940,689
 OWNED BY
   EACH              7.     SOLE DISPOSITIVE POWER: 0
 REPORTING
  PERSON             8.     SHARED DISPOSITIVE POWER: 940,689
   WITH



9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

PERSON:

                     940,689





10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

CERTAIN SHARES:

                       [ ]





11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:  8%








12.    TYPE OF REPORTING PERSON:   IN








Item 1 (a)     Meredith Corporation

       (b)     1716 Locust Street, Des Moines, IA  50309-3023


Item 2 (a)     Frederick B. Henry

       (b)     120 Wooster Street, 4th Floor
        New York, NY 10012-1657



       (c)     The person filing this
statement is
               a citizen of the United
States

       (d)     Class B Stock

       (e)     589433200


Item 3         Not applicable


Item 4 The information furnished herein is as of December 31, 1999

       (a)     Amount beneficially owned: 940,689

       (b)     Percent of class:  8%

       (c)     Number of shares as to which such person has

                 (i)  Sole power to vote or to direct
               the vote: 0

                 (ii) Shared power to vote or to direct
               the vote: 940,689

             (iii) Sole power to dispose or to direct
               the disposition of: 0

            (iv)  Shared power to dispose or to direct
               the disposition of: 940,680


Item 5         Not applicable


Item 6         Other persons, including Norwest Bank Iowa, N.A.,
Des Moines,
               Iowa, and Bankers Trust Company, Des Moines, Iowa,


               have the right to receive or the power to direct the


               receipt of dividends from, or the proceeds from the


               sale of, the shares of Meredith Corporation stock


               referred to above.


Item 7         Not applicable


Item 8


Not applicable


Item 9


Not applicable


Item 10
Not applicable









               After reasonable inquiry and to the best of my

knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

               Dated: February 1, 2000





                                               ________________
                                                    ________
                                                    John S.
                                                    Zieser
                                                 Attorney-in-
Fact for:
                                                  Frederick B.
                                                        Henry
                                                        Directo
                                                        r